Exhibit 21.1
LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Similarweb Inc.	Delaware
Similarweb UK Ltd.	United Kingdom
Similarweb Japan K.K.	Japan
Similarweb Australia Pty Ltd.	Australia
Similarweb Germany Gmbh	Germany
Similarweb France SAS	France